February 21, 2025

Andrew Simpson
President, Chief Executive Officer and Chairman
HeartSciences Inc.
550 Reserve St, Suite 360
Southlake, Texas 76092

        Re: HeartSciences Inc.
            Offering Statement on Form 1-A
            Filed February 12, 2025
            File No. 024-12572
Dear Andrew Simpson:

       This is to advise you that we do not intend to review your offering statement.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Jonathan Shechter, Esq.